The Stock [redacted] nsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability [redacted] in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTION WAIVER APPLICATION

On 19 September 2003, TVBI entered into an Agreement with AENL with respect to a licensing arrangement pursuant to which TVBI agrees to license TVB Programs on an exclusive basis for broadcast on free terrestrial television in Indonesia. The term of the licensing arrangement is for 2 years commencing from the earlier of 1 January 2004 or when AENL is able to secure the broadcast of TVB Programs on free terrestrial television in Indonesia prior to 1 January 2004. The parties will negotiate and enter into a long form agreement to set out the terms of the arrangement described in the Agreement.

As the transaction under the Agreement is connected transactions under the Listing Rules, the transaction is disclosed pursuant to Rule 14.25 (1) of the Listing Rules. The transaction under the Agreement is to take place on an ongoing basis for the term of the licensing arrangement in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term subject to a cap amount of HK$10 million for each financial year and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the Agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

DETAILS OF THE AGREEMENT

On 19 September 2003, TVBI entered into an agreement with AENL in relation to the territory of Indonesia. Under the Agreement, AENL will license from TVBI a minimum number of TVB Programs hours for every period of 12 months. The rights being granted to AENL are exclusive rights to exploit the relevant TVB Programs for broadcast on free terrestrial television in Indonesia and sub-license such exploitation right, dub and subtitle the TVB Programs in Bahasa Indonesia at AENL's costs and exploit materials and/or video clips of the TVB Programs for publicity purposes. After arm's length negotiation, the term of the Agreement is for 2 years commencing from the earlier of 1 January 2004 or when AENL broadcasts the TVB Programs on free terrestrial television or enters into sub-licensing arrangement with sub-licensee for broadcasting the TVB Programs in Indonesia prior to 1 January 2004.

License fees receivable by TVBI from AENL will equal to a certain percentage share of all income receivable by AENL from the exploitation of the rights granted to AENL and is comparable to and based on the rate being charged by TVBI to independent third party under the existing licensing arrangement for Indonesia expiring on 31 December 2003. In addition, AENL agrees to pay TVBI a minimum guaranteed amount of US$1,680,000 (approximately HK$13,087,200) for the term of 2 years. Such minimum guaranteed amount shall be set off against the license fees and where the aggregate license fees payable to TVBI for the term of 2 years is less than the minimum guaranteed amount, no further payment is required from AENL in addition to the minimum guaranteed amount.

The parties further agree that subject to the license fees paid by AENL to TVBI is more than the minimum guaranteed amount of US$1,680,000 (approximately HK$13,087,200) and due performance by AENL of the terms and conditions of the Agreement, AENL shall have the option to renew the term for another 2 years from the expiration of the Agreement on the same terms and conditions except that the minimum guaranteed amount will be US$2 million (approximately HK$15,580,000) for the whole of the extended term. Such option to renew must be exercised by AENL 3 months before the expiration of the Agreement. If AENL exercises the option to renew, a new agreement will be executed and TVB will comply with the provisions of the Listing Rules governing connected transactions in relation to the new agreement unless it applies for and obtains a separate waiver from the Stock Exchange.

The parties will negotiate and enter into a long form agreement consisting of the same commercial terms of the licensing arrangement as described above.

The above Hong Kong dollars amounts are based on the exchange rate of HK$7.79 = US$1.

REASONS FOR THE AGREEMENT

The TVB Programs which are licensed to AENL are programs from the existing program library or programs to be produced or co-produced by TVB and/or its wholly owned subsidiaries for broadcast worldwide. Therefore, the Agreement will generate additional revenue for the Group without additional production costs.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBI AND AENL

The Group is principally engaged in television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBI is principally engaged in program licensing and investment holding.

ASTRO ALL ASIA NETWORKS plc. is engaged principally in investment holding and AENL is engaged principally in the business of distributing television programs in Indonesia and Malaysia.

CONTINUING CONNECTED TRANSACTION: WAIVER CONDITIONS

As the transaction under the Agreement is to take place on an on-going basis for the term of the arrangement in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the Agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount receivable by TVBI from AENL under the Agreement for each financial year of the Group shall not exceed the cap amount of HK$10 million ("Cap Amount"). The amount of HK$10 million is projected based on the expected license fees payable by AENL (including the minimum guaranteed amount) from the exploitation of the rights being granted to AENL. The amount of HK$10 million represents 0.31% of the audited net tangible assets of the Group as of 31 December 2002. The waiver will also be subject to the following conditions:

(a) the transactions shall be:

  (i) entered into in the ordinary and usual course of business of TVB;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

  (iii) entered into in accordance with the terms of the Agreement;

(b) the aggregate amount of the transactions under the Agreement for each financial year of the Group shall not exceed the cap amount of HK$10 million;

(c) the independent non-executive directors of TVB shall review the transactions under the Agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the transactions have received the approval of TVB's board of directors;

  (ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

  (iii) the transactions have been entered into in accordance with the terms of the Agreement; and

  (iv) the Cap Amount has been exceeded as referred to in paragraph (b) above;

  and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the Agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the Agreement as mentioned above are materially altered, or if the Group enters into new arrangements or agreements with AENL in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the Agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements under the Listing Rules within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

AENL is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc. which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued share capital of Hsin Chi Broadcast Company Limited and 26.32% of the voting shares of TVB Publishing Holding Limited while TVB has indirect shareholding of 57.14% in Hsin Chi Broadcast Company Limited and of 70% in TVB Publishing Holding Limited. AENL is accordingly a connected person of TVB and the Agreement constitutes connected transactions of TVB.

As the expected license fees payable to TVBI by AENL pursuant to the Agreement represent less than 3% of the net tangible assets of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transaction.

DEFINITIONS

"AENL"	ASTRO Entertainment Networks Ltd., a company incorporated on 18 September 2003 in Mauritius, being a connected person of TVB as described in this announcement
"Agreement"	The agreement entered into between AENL and TVBI dated 19 September 2003 with respect of the exclusive licensing arrangement of TVB programs for Indonesia
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong SAR
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVBI"	TVBI Company Limited, a company incorporated in Hong Kong SAR, being a wholly owned subsidiary of TVB
"TVB Programs"	Television programs of the drama serial genre produced or co-produced by TVB and/or its wholly owned subsidiaries from time to time and in any language in Hong Kong SAR and Mainland China
"US$"	United States Dollars, the lawful currency of United States

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

21 October 2003, Hong Kong SAR